Exhibit 99.1

Bioblast Announces Effectiveness of Five to One Reverse

Split

Ordinary Shares Will Begin Trading on a Split-Adjusted

Basis on September 25, 2017

Tel Aviv, Israel, - September 25, 2017 – Bioblast Pharma Ltd. (NasdaqCM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, announced the effectiveness of a five to one reverse split of its share capital. As previously reported, the reverse split was approved by the Company’s shareholders at an Extraordinary General Meeting of Shareholders of the Company held on September 18, 2017.

The reverse split is intended to increase the per-share trading price of the Company’s ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Capital Market. As a result of the reverse split and a related amendment to the Company’s articles of association which is now effective, every five ordinary shares, par value NIS 0.01 per share, shall be consolidated into one ordinary share, par value NIS 0.05. No fractional ordinary shares will be issued as a result of the reverse split and any fractional shares will be rounded up to the nearest whole number.

Trading of the Company’s ordinary shares on the NASDAQ Capital Market will continue, on a split-adjusted basis, with the opening of the market on Monday, September 25, 2017, under new CUSIP number M20156119. Immediately subsequent to the reverse split, there will be approximately 3,342,261 of the Company’s ordinary shares issued and outstanding.

The Company has retained its transfer agent, Vstock Transfer, LLC (“Vstock”), to act as its exchange agent for the reverse split. Vstock will provide shareholders of record as of the effective date a letter of transmittal providing instructions for the exchange of their certificates. Shareholders owning shares via a broker or other nominee will have their positions automatically adjusted to reflect the reverse split, subject to brokers’ particular processes, and will not be required to take any action in connection with the reverse split.

For more information regarding the Company’s reverse split, please refer to the proxy statement filed by the Company with the U.S. Securities and Exchange Commission as an exhibit to its Report on Form 6-K on August 14, 2017.

About Bioblast

Bioblast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. Bioblast is traded on the NASDAQ under the symbol “ORPN.” For more information, please visit our website: www.BioblastPharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward-looking statements when we discuss our ability to continue to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Capital Market. In addition, historic results of scientific research and clinical and preclinical studies do not guarantee that the conclusions of future research or studies will suggest identical or even similar conclusions or that historic results referred to in this press release would not be interpreted differently, in light of additional research and clinical and preclinical study results. Because such statements deal with future events and are based on Bioblast Pharma Ltd.’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bioblast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in Bioblast Pharma’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 24, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Bioblast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact

Chaime Orlev

CFO and VP Finance and Administration

Bioblast Pharma Ltd

Chaime.orlev@bioblastpharma.com

Phone: 972 3 795 5555

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